FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 26, 2006	By:	/s/ TETSU OZAKI
Tetsu Ozaki
Senior Managing Director

Consolidated Results of Operations (US GAAP) Second quarter, year ending March 2007 Nomura Holdings, Inc. October 2006

1.
This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2006 Nomura Holdings, Inc. All rights reserved.
2.
Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by
Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United
States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6. The consolidated financial information in this document is unaudited.

Financial Highlights (p.4)
Business Segment Highlights (p.5)
Domestic Retail (p.6)
Global Markets (p.7)
Global Investment Banking (p.8)
Global Merchant Banking (p.9)
Asset Management (p.10)
Non-interest Expenses
(Business segment total) (p.11)
Presentation
Outline
Net Income and ROE (p.13)
Consolidated Income (p.14)
Main Revenue Items (p.16)
Adjustment of Consolidated Results and Segment Results (p.18)
Difference Between Segment Totals and Consolidated Results (p.20)
Income by Segment (p.21)
Segment “Other” Income before Income Taxes (p.23)
Consolidated Balance Sheet (p.24)
Effect of Consolidation/Deconsolidation of Certain Private Equity
Investee Companies (p.25)
Domestic Retail Related Data (p.26)
Global Merchant Banking Related Data (p.30)
Asset Management Related Data (p.31)
Second Quarter Achievements (p.34)
League Tables (p.35)
Market Share Data (p.36)
Value at Risk (p.37)
Number of Employees (p.38)
Appendix

106.5
20.1
43.5
60.9
128.6
22.1%
13.1%
25.4%
3.9%
8.3%
0
20
40
60
80
100
120
140
0%
5%
10%
15%
20%
25%
30%
Second Quarter Financial Highlights
Net Revenue Net Income/ROE (Annualized) Income before Income Taxes**
Appendix:
Consolidated income
(Quarterly):  P15
Adjustment of Consolidated
Results and Segment
Results (Quarterly): P19
* Annualized
Net Income (left)
ROE (annualized, right)
**Income before income taxes for the year ended March 31, 2006, is the total for continuing and discontinued operations.
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from the operations of Millennium Retailing
Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are not shown independently.
Income from discontinued operations
before income taxes
Income before income taxes
2Q 3Q 4Q 1Q 2Q
FY2006.3 FY2007.3
2Q 3Q 4Q 1Q 2Q
FY2006.3 FY2007.3
2Q 3Q 4Q 1Q 2Q
FY2006.3 FY2007.3
(billions of yen) (billions of yen) (billions of yen)
Net revenue for the second quarter was 251.0 billion yen (+22% QoQ, -8% YoY).  Income before income taxes was
73.1 billion yen (x2.2 QoQ, -38% YoY). Net income was 43.5 billion yen (x2.2 QoQ, -29% YoY). ROE* for the second quarter was 8.3%.
Effects of consolidation / deconsolidation of certain private equity investee companies
Unrealized gain (loss) on investments in equity securities held for relationship purposes
Business Segment results
255.7
-20.6
-62.9
0.1
209.8
282.2
386.4
219.8
36.3
2.8
-4.8
31.3
16.8
21.6
40.7
251.0
205.9
325.7
272.6
0
100
200
300
400
500
359.8
81.5
231.8
101.2
9.9
82.6
31.3
36.3
2.8
-20.6
-90.8
23.0
-0.4
97.7
54.4
5.3
-4.8
-0.5
-19.8
209.6
187.1
117.6
73.1
33.4
0
100
200
300

Second Quarter Business Segment Highlights
Net Revenue
Appendix:
Income by segment (Quarterly):
P22
Segment “Other” Income
before Income Taxes: P23
Income before Income Taxes
Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail
2Q 3Q 4Q
1Q
2Q
FY2006.3 FY2007.3
2Q 3Q 4Q
1Q
2Q
FY2006.3 FY2007.3
(billions of yen) (billions of yen)
Despite a loss before income taxes in Global Markets due to a 30% QoQ decline in revenue, Global Investment
Banking, Global Merchant Banking, and Asset Management all saw an expansion in revenue and net revenue was
255.7billion yen (+22% QoQ, +16% YoY). Income before income taxes for the quarter was 97.7 billion yen (+79%
QoQ, +20% YoY).
101.4
136.7
123.6
105.6
94.5
77.7
115.2
128.4
68.9
48.5
31.1
18.8
29.7
-15.5
12.1
44.5
17.6
23.9
35.3
20.5
6.9
80.1
18.4
18.1
15.4
1.0
-2.1
-3.9
-13.3
14.6
282.2
209.8
219.8
386.4
255.7
0
100
200
300
400
41.4
74.1
51.4
42.5
28.2
60.9
66.0
14.3
-3.6
17.0
5.6
16.3
-21.0
9.8
41.5
5.2
11.1
-17.9
31.5
23.3
9.1
4.7
77.6
4.7
6.2
5.7
-23.0
-9.9
-10.3
4.3
101.2
54.4
231.8
81.5
97.7
0
50
100
150
200
250

Domestic Retail
Net Revenue and Income before Income Taxes
Appendix:
Retail stock brokerage
commissions, commissions for
investment trusts distribution,
domestic distribution volume of
investment trusts, retail foreign
currency bond sales, etc: P26
Domestic Client Assets: P27
Domestic Client Assets Net Asset
Inflow: P28
Number of Accounts: P29
Second Quarter
Achievements:P34
*Nomura Securities (See p.26)
(billions of yen)
(billions of yen)
Net revenue of 94.5 billion yen (-11% QoQ, -7% YoY), income before income taxes of 28.2 billion yen (-34%
QoQ, -32% YoY).  Domestic Client Assets increased by 1 trillion yen during the quarter to 77.7 trillion yen.
An overall decline in individual investor equity transaction value led to a 33% decline in stock brokerage commissions to 18.8 billion yen.
Although commissions for distribution of investment trusts* declined 15% to 23.9 billion yen, demand for investment trusts remained strong as customer needs continued to diversify and commissions were in line with last fiscal year.
Revenue down but steady asset inflow on way to target of 100tn yen
Full Year Full Year Quarter Quarter
2Q 3Q 4Q 1Q 2Q
Commissions
104.1 155.2 174.0 269.4 61.0 85.5 77.7 63.0 50.8 -19% -17%
Sales credit
95.7 97.8 73.7 109.0 24.7 32.3 24.5 23.8 20.1 -16% -19%
Fees from investment banking
15.0 26.1 24.5 26.4 6.1 8.0 8.9 3.5 6.5 89% 8%
Investment trust administration fees and other
32.0 21.8 26.1 34.4 8.1 9.1 10.1 10.6 11.3 7% 40%
Net interest revenue
2.4 4.9 6.1 7.4 1.5 1.9 2.3 4.7 5.7 21% 281%
Net revenue
249.3 305.8 304.4 446.5 101.4 136.7 123.6 105.6 94.5 -11% -7%
Non-interest expenses
213.6 226.2 223.2 249.3 60.0 62.6 72.2 63.1 66.3 5% 11%
Income before income taxes
35.7 79.5 81.2 197.2 41.4 74.1 51.4 42.5 28.2 -34% -32%
FY2005.3 FY2006.3 FY2003.3 FY2004.3
FY2006.3
FY2007.3
YoY QoQ
51.4
42.5
28.2
74.1
41.4
94.5
101.4
136.7
123.6
105.6
0
50
100
150
304.4 305.8
249.3
197.2
81.2
79.5
35.7
0
100
200
300
400
500
Net interest revenue
Investment trust administration
fees and other
Fees from investment banking
Sales credit
Commissions
Income before income taxes
446.5

Global Markets
Appendix:
Second Quarter
Achievements: P34
Market Share Data: P36
Value at Risk
(consolidated) : P37
Net Revenue and Income before Income Taxes
Note 1: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
Note 2: Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.
(billions of yen) (billions of yen)
Net revenue was 48.5 billion yen (-30% QoQ, -38% YoY). Income before income taxes of -3.6 billion yen.
Net revenue from Fixed Income declined 39% QoQ to 18.7 billion yen due to a drop off in JGB and derivative trading as a result of turmoil in the bond market stemming from a revision to Japan’s consumer price index, and changes in the interest rate and foreign exchange markets.
Equity net revenue decreased 29% QoQ to 24.0 billion yen, reflecting a continued slump in block trades and a decline in trading revenue due to reduced stock market volatility.
Trading revenue declined due to market factors
Quarter Quarter
Full Year Full Year
2Q 3Q 4Q 1Q 2Q
Fixed Income
154.0 174.0 119.8 173.8 36.5 54.1 62.0 30.8 18.7 -39% -49%
Equity 82.0 110.2 90.2 168.5 34.4 53.3 57.2 34.0 24.0 -29% -30%
Other 0.0 0.0 33.1 28.8 6.9 7.8 9.3 4.1 5.7 38% -17%
Net revenue
236.0 284.1 243.1 371.1 77.7 115.2 128.4 68.9 48.5 -30% -38%
Non-interest expenses
142.4 163.3 182.9 213.4 46.2 54.3 62.4 54.6 52.1 -5% 13%
Income before income taxes
93.6 120.8 60.2 157.7 31.5 60.9 66.0 14.3 -3.6 - -
YoY QoQ FY2005.3 FY2006.3
FY2007.3
FY2006.3
FY2003.3 FY2004.3
93.6
120.8
60.2
157.7
236.0
284.1
243.1
371.1
0
50
100
150
200
250
300
350
400
Other
Equity
Fixed Income
Income before
income taxes
-3.6
14.3
66.0
60.9
31.5
48.5
68.9
128.4
115.2
77.7
0
20
40
60
80
100
120
140
160

2Q 3Q 4Q 1Q 2Q
Net revenue 69.1 70.9 75.4 99.7 20.5 35.3 31.1 18.8 29.7 58% 45%
Non-interest expenses 56.4 53.7 46.2 48.1 11.3 12.0 14.2 13.2 13.4 1% 18%
Income before income taxes
12.8 17.2 29.2 51.5 9.1 23.3 17.0 5.6 16.3 192% 78%
YoY QoQ FY2005.3 FY2006.3
FY2007.3 FY2006.3
FY2003.3 FY2004.3
99.7
75.4
70.9 69.1
51.5
29.2
17.2
12.8
0
20
40
60
80
100
120
Net revenue
Income before
income taxes
20.5
35.3
31.1
18.8
29.7
9.1
23.3
17.0
5.6
16.3
0
10
20
30
40
Global Investment Banking
Appendix:
Second Quarter
Achievements: P34
League Tables: P35
Market Share Data: P36
Net Revenue and Income before Income Taxes
Note : In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
(billions of yen)
(billions of yen)
Net revenue of 29.7 billion yen (+58% QoQ, +45% YoY), income before income taxes of 16.3 billion yen
(x2.9 QoQ, +78% YoY).
In equity-related underwriting, we acted as lead manager for such deals as the public offerings by Elpida Memory and Matsushita Electric Industrial,
and IPOs of Nomura Real Estate Holdings and MID REIT. We ranked number one in the Equity and Equity-Related (Japan) league table* for the nine months to September 30, 2006.
In M&A, we acted as financial advisor on such deals as the tender offer by Oji Paper for Hokuetsu Paper Mills and Marubeni’s purchase of Daiei shares from the Industrial Revitalization Corporation of Japan.
*Thomson Financial
Equity underwriting up on strong demand for funding
Full Year Full Year Quarter Quarter

Global Merchant Banking
Appendix:
Effect of consolidation /
deconsolidation of certain
PE investee companies :
P25
Business exposure: P30
Net Revenue and Income before Income Taxes
(billions of yen)
(billions of yen)
Net revenue of 44.5 billion yen (x3.7 QoQ, x6.5 YoY), income before income taxes of 41.5 billion yen (x4.2
QoQ, x8.9 YoY).
Booked realized / unrealized gains as a result of the partial sale of Tungaloy, a Nomura Principal Finance investee company.
Booked unrealized gains and losses on Terra Firma investee companies.
In new investments, NPF invested 53 billion yen as a general partner in an investment partnership for a management buyout of Skylark;
underwrote 25 billion of a capital increase by Mitsui Life Insurance.
Solid performance and increase in new investments
Quarter Quarter
Full Year Full Year
2Q 3Q 4Q
1Q
2Q
Net revenue
-6.6 10.7 7.3 68.2 6.9 80.1 -15.5 12.1 44.5 267% 548%
Non-interest expenses 8.6 10.2 10.4 12.8 2.2 2.5 5.5 2.3 3.1 31% 39%
Income before income taxes
-15.3 0.5 -3.0 55.4 4.7 77.6 -21.0 9.8 41.5 323% 786%
FY2007.3
FY2003.3 FY2004.3 FY2005.3 FY2006.3
FY2006.3
QoQ YoY
-6.6
10.7
7.3
68.2
-15.3
0.5
-3.0
55.4
0
30
60
90
Net revenue
Income before
income taxes
6.9
80.1
-15.5
12.1
44.5
41.5
-21.0
77.6
4.7
9.8
0
30
60
90

2Q 3Q 4Q
1Q
2Q
Net revenue
40.4 40.3 49.0 65.8 15.4 18.1 18.4 17.6 23.9 35% 55%
Non-interest expenses
36.3 39.8 39.0 45.2 10.7 11.8 12.7 12.4 12.8 3% 20%
Income before income taxes
4.0 0.5 10.0 20.6 4.7 6.2 5.7 5.2 11.1 112% 136%
FY2005.3 FY2006.3 FY2003.3 FY2004.3
YoY QoQ
FY2007.3 FY2006.3
65.8
49.0
40.3 40.4
20.6
4.0
0.5
10.0
0
20
40
60
80
Net revenue
Income before income
taxes
15.4
18.1
18.4
17.6
23.9
11.1
5.2
4.7
6.2
5.7
0
5
10
15
20
25
30
Asset Management
Appendix:
Assets Under
Management: P31,32
Asset Management
related data: P33
Net Revenue and Income before Income Taxes
Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
*As of September 2006
(billions of yen)
(billions of yen)
Net revenue of 23.9 billion yen (+35% QoQ, +55% YoY). Income before income taxes of 11.1 billion yen
(x2.1 QoQ, x2.4 YoY). Total assets under management of 23 trillion yen*.
Steady growth in sales of funds offering frequent distributions such as My Story Profit Distribution-type Fund and newly launched funds such as
Nomura-All-In-One Fund.
Assets under management in funds for bank customers up 426.5 billion yen QoQ to 1.3 trillion yen*.
Net assets in Nomura Global 6 Assets Diversified Fund distributed through Japan Post rose 79.7 billion yen QoQ to 247.0 billion yen.*
Booked gain on sale of stake in group company.
Distribution of investment trusts growing in various channels
Full Year Full Year Quarter Quarter

Non-interest Expenses (Business Segment Total)
Note: All non-interest expense figures shown on this slide exclude the effects of consolidation/deconsolidation of certain private equity investee companies. See P18, P19 and P25 for more details.
Compensation and Benefits
Appendix:
Effect of Consolidation /
Deconsolidation of Certain PE
Investee Companies: P25
Number of Employees: P38
Non-interest expenses (business segment total) of 158.0 billion yen (+2% QoQ, +14% YoY)
Compensation and benefits decreased 5% QoQ to 75.2 billion yen.
Information processing and communications increased 19% QoQ to 27.3 billion yen.
(billions of yen)
(billions of yen)
Quarter Quarter Full Year
2Q 3Q 4Q 1Q 2Q
FY2005.3
FY2006.3 FY2007.3
FY2006.3 FY2004.3
114.4
113.6
150.5
142.4
151.1
160.7
264.7
311.3
256.9
0
50
100
150
200
250
300
350
(billions of yen)
30.3
43.5 46.2
37.7
33.4
39.7
41.0
41.5
41.9
41.7
79.5
87.7
84.5
70.0
75.2
Fixed-type compensation and benefits
Variable-type compensation and
benefits
1
2Q 3Q 4Q
1Q
2Q
Compensation and benefits
256.9 264.7 311.3 70.0 84.5 87.7 79.5 75.2 -5% 8%
Commissions and floor brokerage
18.9 22.1 31.4 8.6 8.1 9.3 9.8 10.1 3% 18%
Information processing and communications
79.9 80.9 89.1 20.5 20.8 27.3 23.0 27.3 19% 33%
Occupancy and related depreciation
53.7 50.8 50.8 12.8 12.4 14.3 13.4 12.9 -4% 0%
Business development expenses
22.8 26.2 30.6 7.7 7.0 9.6 7.2 9.2 27% 19%
Other
72.4 76.6 94.7 18.7 21.8 32.8 22.4 23.3 4% 25%
Total
504.0 521.4 607.8 138.3 154.5 180.9 155.3 158.0 2% 14%
YoY QoQ FY2004.3 FY2005.3 FY2006.3
FY2007.3 FY2006.3
504.0
607.8
521.4
0
100
200
300
400
500
600
700
Other
Business development
expenses
Occupancy and related
depreciation
Information processing
and communications
Commissions and floor
brokerage
Compensation and
benefits
138.3
154.5
180.9
155.3
158.0
0
50
100
150
200
250

Appendix

FY2007.3
1H
Net income (lhs)
168.0 119.9 172.3 94.7 304.3 63.7
ROE (rhs)
11.1% 7.4% 10.1% 5.2% 15.5% 6.1%
*
Net income per basic share (yen)
85.6 61.3 88.8 48.8 159.0 33.4
Shareholders' equity per share (yen)
816.5 846.4 919.7 962.5 1,083.2 1,114.9
* Annualized
FY2006.3 FY2005.3 FY2002.3 FY2003.3 FY2004.3
0%
5%
10%
15%
20%
304.3
94.7
172.3
119.9
168.0
11.1%
10.1%
15.5%
7.4%
5.2%
0
100
200
300
400
Net income (lhs)
ROE (rhs)
Net Income and ROE
(billions of yen)
6.1%
63.7
Full Year
Half Year

Consolidated Income (Annually)
(billions of yen)
*FY2002.3 includes 3.5 billion yen for equity in earnings (losses) of affiliates, 294.9 billion yen in product sales (PFG investee company), 177.1 billion yen in revenue from rental business
(PFG investee company), and 116.3 billion yen gain from sale of PFG investee company.
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March
31, 2006.
Half Year
Full Year
FY2005.3 FY2006.3
1H 1H
Commissions
140.0 141.6 210.2 222.0 356.3 132.7 145.6 10%
Fees from investment banking
75.3 81.8 87.0 92.3 108.8 38.8 41.3 6%
Asset management and portfolio service fees
110.0 79.3 66.2 78.5 102.7 44.9 65.2 45%
Net gain on trading 162.2 172.3 229.0 201.7 304.2 114.6
103.3 -10%
Gain (loss) on private equity investments 232.5 -14.4 13.1 7.7 12.3 -0.2
37.3 -
Interest and dividends 500.5 368.7 343.3 401.4 693.8 316.2
440.2 39%
Gain (loss) on investments in equity securities
-55.9 -41.3 55.9 15.3 67.7 28.4 -20.6 -
Private equity entities product sales
- 6.2 17.6 75.1 88.2 46.5 42.7 -8%
Other*
660.8 13.4 23.6 32.3 58.8 12.6 15.9 26%
1,825.4 807.7 1,045.9 1,126.2 1,792.8 734.5
870.9 19%
504.0 241.4 242.8 327.0 647.2 274.3
414.0 51%
1,321.4 566.3 803.1 799.2 1,145.7 460.2
456.9 -1%
1,148.4 518.9 520.4 594.4 700.1 318.8
350.4 10%
173.0 47.4 282.7 204.8 445.6 141.4 106.5 -25%
- - - - 99.4
6.9
- -
Income before income taxes
173.0 47.4 282.7 204.8 545.0
148.3
106.5 -28%
168.0 119.9 172.3 94.7 256.6 69.8 63.7 -9%
- - - - 47.7
-0.6
- -
Net income
168.0 119.9 172.3 94.7 304.3 69.2 63.7 -8%
Net income from discontinued operations
Net income from continuing operations
Revenue
FY2002.3 FY2003.3
Non-interest expenses
Income from continuing operations before income taxes
FY2006.3
Income from discontinued operations before income taxes
Total revenue
Net revenue
YoY
Interest expense
FY2005.3 FY2004.3

Consolidated Income (Quarterly)
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006.
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
Commissions
69.5 45.6 46.3 60.6 55.2 77.5 106.2 117.5 79.6 66.1 -17% -15%
Fees from investment banking 15.4 32.3 18.4 26.1 14.7 24.1 28.6 41.5 14.4 26.9 87% 12%
Asset management and portfolio service fees 18.2 19.8 19.3 21.1 19.9 24.9 25.6 32.2 29.7
35.5 19% 42%
Net gain on trading
53.6 23.1 54.7 70.3 70.8 43.8 90.6 99.0 55.8 47.5 -15% 8%
Gain (loss) on private equity investments
0.5 -2.1 -2.2 11.5 -2.5 2.2 7.6 5.0 9.8 27.5 181% 1124%
Interest and dividends
81.9 101.1 122.0 96.4 132.9 183.3 216.2 161.4 207.9 232.3 12% 27%
Gain (loss) on investments in equity securities 10.3 -11.6 7.8 8.9 -2.8 31.2 36.2 3.1 -20.5
-0.0 - -
Private equity entities product sales 17.4 15.9 20.2 21.6 24.5 22.0 23.9 17.8 21.0
21.7 4% -1%
Other 8.5 4.7 7.2 11.8 6.9 5.7 19.1 27.0 4.2
11.7 181% 105%
275.3 228.8 293.8 328.4 319.6 414.8 554.0 504.4 401.7 469.2 17% 13%
61.4 72.0 99.9 93.8 132.1 142.2 194.2 178.7 195.8 218.2 11% 53%
213.9 156.8 193.9 234.5 187.5 272.6 359.8 325.7 205.9
251.0 22% -8%
141.5 140.6 144.7 167.6 158.4 160.3 182.5 198.7 172.5
177.9 3% 11%
72.5 16.2 49.2 67.0 29.1 112.3 177.2 127.0 33.4 73.1 119% -35%
- - - - 1.6 5.3 9.9 82.6 - - - -
Income before income taxes
72.5 16.2 49.2 67.0 30.7 117.6 187.1 209.6 33.4 73.1 119% -38%
40.8 3.2 25.1 25.5 9.1 60.7 104.0 82.8 20.1
43.5 116% -28%
- - - - -0.8 0.2 2.4 45.9 - -
- -
Net income
40.8 3.2 25.1 25.5 8.3 60.9 106.5 128.6 20.1 43.5 116% -29%
FY2005.3 FY2006.3
QoQ YoY
Revenue
Total revenue
Interest expense
FY2007.3
Net income from continuing operations
Net income from discontinued operations
Net revenue
Non-interest expenses
Income from continuing operations before income taxes
Income from discontinued operations before income taxes

Main Revenue Items (Annually)
(billions of yen)
*Includes net interest revenue
FY2006.3 FY2007.3
1H 1H
Stock brokerage commissions (Domestic Retail)
48.2 92.1 103.0 153.6 55.4
46.8
-16%
Stock brokerage commissions (Other)
29.3 45.4 40.2 79.5 22.1
25.6
16%
Other brokerage commissions
7.6 12.2 13.0 14.3 5.0
4.7
-6%
Commissions for distribution of investment trusts
30.5 37.3 41.7 85.1 37.1
49.0
32%
Other
26.0 23.2 24.1 23.8 13.0
19.5
50%
Total
141.6 210.2 222.0 356.3 132.7
145.6
10%
Equity underwriting commissions
24.6 44.7 49.1 57.3 17.3
22.4
30%
Bond underwriting commissions
37.0 26.4 20.5 21.2 8.3
7.1
-15%
M&A/Financial advisory fees
16.8 15.8 22.6 30.3 13.1
11.5
-12%
Other
3.4 0.1 0.1 0.1 0.0
0.2
410%
Total
81.8 87.0 92.3 108.8 38.8
41.3
6%
Asset management fees
60.2 44.2 51.1 68.5 29.5
45.6
54%
Administration fees
10.0 12.1 16.1 20.6 9.3
12.3
32%
Custodial fees
9.1 9.9 11.3 13.6 6.0
7.3 21%
Total
79.3 66.2 78.5 102.7 44.9
65.2
45%
Bonds and other
133.6 152.3 120.9 150.9 56.1
61.1
9%
Equity
35.9 75.2 76.8 148.1 54.3
44.4
-18%
Gain on merchant banking trading
2.8 1.5 4.0 5.2 4.2
-2.2
-
Net interest revenue
127.3 100.4 74.3 46.6 41.9
26.1 -38%
Total
299.6 329.4 276.0 350.8 156.6
129.5
-17%
FY2003.3 FY2004.3 FY2005.3 FY2006.3 YoY
Half Year Full Year
Commissions
Fees from
Investment
Banking
Asset Management
and Portfolio
Service Fees
Net Gain on
Trading*

Main Revenue Items (Quarterly)
(billions of yen)
*Includes net interest revenue
Commissions
Fees from
Investment Banking
Asset Management
and Portfolio Service
Fees
Net Gain on
Trading*
1Q 2Q 3Q 4Q 1Q 2Q
Stock brokerage commissions (Domestic Retail)
20.8 34.6 53.9 44.2 28.0 18.8 -33% -46%
Stock brokerage commissions (Other)
8.0 14.2 16.7 40.6 13.8 11.8 -14% -17%
Other brokerage commissions
2.8 2.2 6.0 3.3 2.7 1.9 -29% -10%
Commissions for distribution of investment trusts
17.5 19.6 22.4 25.6 25.8 23.1 -11% 18%
Other
6.1 6.9 7.2 3.7 9.2 10.3 13% 50%
Total
55.2 77.5 106.2 117.5 79.6 66.1 -17% -15%
Equity underwriting commissions
4.9 12.4 17.9 22.1 6.3 16.2 158% 30%
Bond underwriting commissions
3.6 4.7 4.2 8.6 2.9 4.2 46% -11%
M&A/Financial advisory fees
6.2 6.9 6.4 10.8 5.2
6.4 23% -8%
Other
0.1 0.0 0.1 0.0 0.0 0.2 735% -
Total
14.7 24.1 28.6 41.5 14.4 26.9 87% 12%
Asset management fees
13.5 16.1 17.8 21.1 21.7
23.9 10% 49%
Administration fees
3.4 5.9 4.2 7.1 4.5 7.8 74% 32%
Custodial fees
3.1 2.9 3.6 4.0 3.6 3.7 5% 26%
Total
19.9 24.9 25.6 32.2 29.7 35.5 19% 42%
Bonds and other
31.7 24.4 58.4 36.4 26.7 34.4 29% 41%
Equity
38.9 15.4 32.8 61.0 31.7 12.7 -60% -18%
Gain on merchant banking trading
0.2 4.0 -0.6 1.6 -2.6 0.4 - -89%
Net interest revenue
0.8 41.1 22.0 -17.3 12.1 14.1 17% -66%
Total
71.6 85.0 112.5 81.7 67.8
61.6 -9% -27%
FY2007.3
YoY QoQ
FY2006.3

Adjustment of Consolidated Results and Segment Results (Annually)
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March
31, 2006.
Segment results
Unrealized gain (loss)
on investments in
equity securities held
for relationship
purposes
Effects of
consolidation /
deconsolidation of
certain private equity
investee companies
US GAAP
Full Year
Half Year
FY2006.3 FY2007.3
1H 1H
Net revenue 602.8 729.5 709.0 1,059.8 391.2 465.5 19%
Non-interest expenses 513.5 504.0 521.4 607.8 272.3
313.4 15%
Income before income taxes 89.2 225.5 187.6 452.0 118.9 152.1 28%
Net revenue -43.0 54.7 8.4 59.3 20.3 -25.5 -
Non-interest expenses - - - - - - -
Income before income taxes -43.0 54.7 8.4 59.3 20.3 -25.5 -
Net revenue 6.5 18.9 81.8 26.5 48.6
16.9 -65%
Non-interest expenses 5.3 16.4 73.0 92.2 46.5 37.1 -20%
Income before income taxes 1.2 2.4 8.9 -65.7 2.2
-20.2 -
Net revenue 566.3 803.1 799.2 1,145.7 460.2
456.9 -1%
Non-interest expenses 518.9 520.4 594.4 700.1 318.8 350.4 10%
Income from continuing operations
before income taxes
47.4 282.7 204.8 445.6 141.4
106.5 -25%
Income from discontinued
operations before income taxes
- - - 99.4 6.9 - -
Income before income taxes 47.4 282.7 204.8 545.0 148.3 106.5 -28%
FY2003.3 FY2006.3 YoY FY2005.3 FY2004.3

Adjustment of Consolidated Results and Segment Results (Quarterly)
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006.
1Q 2Q 3Q 4Q 1Q 2Q
Net revenue
171.4 219.8 386.4 282.2 209.8 255.7 22% 16%
Non-interest expenses
134.0 138.3 154.5 180.9 155.3 158.0 2% 14%
Income before income taxes
37.4 81.5 231.8 101.2 54.4 97.7 79% 20%
Net revenue
-11.0 31.3 36.3 2.8 -20.6 -4.8 - -
Non-interest expenses
- - - - - - - -
Income before income taxes
-11.0 31.3 36.3 2.8 -20.6 -4.8 - -
Net revenue
27.1 21.6 -62.9 40.7 16.8 0.1 -100% -100%
Non-interest expenses
24.4 22.1 28.0 17.8 17.2 19.9 15% -10%
Income before income taxes
2.7 -0.5 -90.8 23.0 -0.4 -19.8 - -
Net revenue
187.5 272.6 359.8 325.7 205.9 251.0 22% -8%
Non-interest expenses
158.4 160.3 182.5 198.7 172.5 177.9 3% 11%
Income from continuing operations
before income taxes
29.1 112.3 177.2 127.0 33.4 73.1 119% -35%
Income from discontinued
operations before income taxes
1.6 5.3 9.9 82.6 - - - -
Income before income taxes
30.7 117.6 187.1 209.6 33.4 73.1 119% -38%
FY2006.3
YoY QoQ
FY2007.3
Segment results
Unrealized gain (loss) on
investments in equity
securities held for
relationship purposes
Effects of consolidation /
deconsolidation of
certain private equity
investee companies
US GAAP

Difference Between Segment Totals and Consolidated Results
Segment total
income before
income taxes
97.7 billion yen
Segment total
income before
income taxes
97.7 billion yen
Gain (loss) on investments
in equity securities held
for relationship purposes
- 4.8 billion yen
Effect of consolidation/
deconsolidation of certain
private equity investee companies
- 19.8 billion yen
Because Tungaloy is a
consolidated subsidiary,
unrealized gains are not
included in second quarter
consolidated results.
Unrealized gain (loss) from
Tungaloy stake will be reflected
in consolidated results when
Tungaloy is no longer a
consolidated subsidiary or
accounted for under the equity
method.
*See p. 18, 19 for effect of consolidation/deconsolidation of certain private equity investee companies
Realized gains from
partial sale of Tungaloy
stake and unrealized
gain from remains of
stake included in second
quarter segment total
income before income
taxes.
Difference between segment total and consolidated
income before income taxes
Consolidated
income before
income taxes
73.1 billion yen

Income by Segment (Annually)
Notes: In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
In April  2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
(billions of yen)
FY2006.3 FY2007.3
1H 1H
Net revenue 229.1 249.3 305.8 304.4 446.5 186.2 200.1 7%
Non-interest expenses 208.6 213.6 226.2 223.2 249.3 114.5 129.4 13%
Income before income taxes 20.5 35.7 79.5 81.2 197.2 71.7 70.7 -1%
Net revenue 215.8 236.0 284.1 243.1 371.1 127.5 117.4 -8%
Non-interest expenses 133.2 142.4 163.3 182.9 213.4 96.7 106.6 10%
Income before income taxes 82.6 93.6 120.8 60.2 157.7 30.8
10.7 -65%
Net revenue 88.3 69.1 70.9 75.4 99.7 33.2 48.5 46%
Non-interest expenses 57.4 56.4 53.7 46.2 48.1 22.0
26.7 21%
Income before income taxes 30.9 12.8 17.2 29.2 51.5 11.3
21.8 94%
Net revenue 135.8 -6.6 10.7 7.3 68.2 3.6
56.7 1471%
Non-interest expenses 58.0 8.6 10.2 10.4 12.8 4.8
5.4 13%
Income before income taxes 77.7 -15.3 0.5 -3.0 55.4 -1.2
51.3 -
Net revenue 51.5 40.4 40.3 49.0 65.8 29.3
41.5 41%
Non-interest expenses 39.5 36.3 39.8 39.0 45.2 20.7
25.2 22%
Income before income taxes 12.0 4.0 0.5 10.0 20.6 8.6
16.3 88%
Net revenue 720.6 588.1 711.8 679.2 1,051.4 379.9
464.2 22%
Non-interest expenses 496.8 457.3 493.2 501.7 568.9 258.6
293.3 13%
Income before income taxes 223.8 130.8 218.5 177.5 482.5 121.3
170.8 41%
Net revenue 21.3 14.7 17.8 29.8 8.4 11.3
1.3 -88%
Non-interest expenses 166.5 56.2 10.8 19.7 38.9 13.7
20.1 47%
Income before income taxes
-145.2 -41.6 7.0 10.1 -30.5 -2.4 -18.7 -
Net revenue 741.8 602.8 729.5 709.0 1,059.8 391.2
465.5 19%
Non-interest expenses
663.3 513.5 504.0 521.4 607.8 272.3 313.4 15%
Income before income taxes
78.5 89.2 225.5 187.6 452.0 118.9 152.1 28%
YoY FY2002.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3
Domestic Retail
Global Markets
Global Investment
Banking
Asset
Management
5 Business
Segment Total
Other
Segment Total
Full Year
Half Year
Global Merchant
Banking

Income by Segment (Quarterly)
Notes: In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
Net revenue
87.0 64.8 73.0 79.6 84.8 101.4 136.7 123.6 105.6 94.5 -11% -7%
Non-interest expenses 53.3 54.9 55.0 60.0 54.5 60.0 62.6 72.2 63.1
66.3 5% 11%
Income before income taxes 33.7 9.8 18.0 19.6 30.3 41.4 74.1 51.4 42.5 28.2 -34% -32%
Net revenue 71.8 44.9 56.6 69.8 49.8 77.7 115.2 128.4 68.9
48.5 -30% -38%
Non-interest expenses 41.2 41.5 43.8 56.4 50.5 46.2 54.3 62.4 54.6 52.1 -5% 13%
Income before income taxes
30.6 3.4 12.8 13.3 -0.7 31.5 60.9 66.0 14.3 -3.6 - -
Net revenue
12.9 22.9 20.2 19.4 12.8 20.5 35.3 31.1 18.8 29.7 58% 45%
Non-interest expenses 10.7 11.5 10.7 13.4 10.6 11.3 12.0 14.2 13.2
13.4 1% 18%
Income before income taxes 2.3 11.4 9.5 6.0 2.2 9.1 23.3 17.0 5.6
16.3 192% 78%
Net revenue 2.8 -2.3 -3.5 10.4 -3.3 6.9 80.1 -15.5 12.1
44.5 267% 548%
Non-interest expenses 3.0 2.4 2.2 2.7 2.6 2.2 2.5 5.5 2.3 3.1 31% 39%
Income before income taxes -0.2 -4.8 -5.7 7.7 -5.9 4.7 77.6 -21.0 9.8 41.5 323% 786%
Net revenue 11.0 12.3 13.8 12.0 14.0 15.4 18.1 18.4 17.6 23.9 35% 55%
Non-interest expenses
9.6 9.5 9.7 10.2 10.0 10.7 11.8 12.7 12.4 12.8 3% 20%
Income before income taxes 1.4 2.8 4.1 1.7 4.0 4.7 6.2 5.7 5.2
11.1 112% 136%
Net revenue
185.4 142.5 160.2 191.1 158.1 221.9 385.4 286.1 223.1 241.1 8% 9%
Non-interest expenses 117.7 119.9 121.4 142.7 128.2 130.4 143.2 167.0 145.6
147.7 1% 13%
Income before income taxes 67.7 22.6 38.8 48.4 29.9 91.4 242.1 119.1 77.5 93.4 21% 2%
Net revenue -1.2 13.6 7.2 10.2 13.4 -2.1 1.0 -3.9 -13.3 14.6 - -
Non-interest expenses 7.0 6.5 2.1 4.1 5.8 7.8 11.3 14.0 9.7 10.4 7% 32%
Income before income taxes
-8.2 7.0 5.1 6.1 7.6 -9.9 -10.3 -17.9 -23.0 4.3 - -
Net revenue
184.2 156.0 167.4 201.3 171.4 219.8 386.4 282.2 209.8 255.7 22% 16%
Non-interest expenses 124.7 126.4 123.5 146.8 134.0 138.3 154.5 180.9 155.3
158.0 2% 14%
Income before income taxes 59.5 29.6 43.9 54.6 37.4 81.5 231.8 101.2 54.4
97.7 79% 20%
QoQ
FY2005.3
YoY
FY2006.3 FY2007.3
(billions of yen)
Domestic Retail
Global Markets
Global Investment
Banking
Global Merchant
Banking
Asset Management
5 Business
Segment Total
Other
Segment Total

1Q 2Q 3Q 4Q 1Q 2Q
-41.6 7.0 10.1 -30.5 7.6 -9.9 -10.3 -17.9 -23.0 4.3
-6.2 -12.8 -9.7 -64.8 -2.8 -8.5 -17.6 -36.0 -11.4 -14.0
1.7 1.2 6.9 8.4 8.2 -0.1 0.0 0.3 0.1
4.8
-3.8 8.5 7.3 27.8 2.7 2.9 8.3 13.9 3.3 6.1
-9.4 -10.7 4.5 -7.4 0.5 -3.7 -3.6 -0.6 -7.2
3.7
-23.9 20.7 1.0 5.5 -1.1 -0.6 2.6 4.5 -7.9 3.7
Corporate items
Others
"Other" income before income taxes
Net gain/loss on trading related to
economic hedging transactions
Realized Loss/gain on investment in
equity securities held for relationship
purposes
Equity in losses/earnings of affiliates
FY2007.3
FY2006.3
FY2006.3
FY2003.3 FY2004.3 FY2005.3
Segment “Other” Income before Income Taxes
(billions of yen)
Note: “Other” for the FY2003.3 period includes 21.2 billion yen of impairment loss on investment of affiliates.
Full Year
Quarter

Consolidated Balance Sheet
(billions of yen)
Mar. 31, 2006 Sep. 30, 2006 Mar. 31, 2006 Sep. 30, 2006
Cash and cash deposits
1,556 974
Short-term borrowings
692 829
Payables and deposits
1,240 1,189
Loans and receivables
1,364 2,330
Collateralized financing
20,263 19,432
Trading liabilities
6,528 4,179
Collateralized agreements
17,028 15,010
Other liabilities
642 494
Long-term borrowings
3,599 4,434
13,697 12,817
Total liabilities
32,963 30,558
Other assets
1,381 1,552
Shareholders' equity
Total shareholders' equity
2,063
2,125
Total assets
35,026
32,683
Total liabilities and shareholders' equity
35,026
32,683
Assets Liabilities
Trading assets and private equity
investments

Effect of Consolidation/Deconsolidation of Certain Private
Equity Investee Companies
(billions of yen)
Non-interest Expenses
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued
during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006.
2Q 3Q 4Q 1Q 2Q
Compensation and benefits
259.3 275.0 325.4
73.8 87.9 91.2 82.8 79.1
Fixed-type compensation and benefits 144.3 159.6 170.4 42.1 43.2 43.8 43.8 44.3
Segment total
142.4 151.1 160.7 39.7 41.0 41.5 41.7
41.9
Private equity investee companies
1.9 8.5 9.7
2.4 2.2 2.3 2.1 2.4
Variable-type compensation and benefits 115.0 115.4 155.0
31.7 44.7 47.4 39.0 34.8
Segment total 114.4 113.6 150.5
30.3 43.5 46.2 37.7 33.4
Private equity investee companies
0.6 1.8 4.5 1.4 1.2 1.2 1.2
1.4
Commissions and floor brokerage
19.2 23.9 32.9
8.9 8.5 9.7 10.3 10.3
Segment total 18.9 22.1 31.4 8.6 8.1 9.3 9.8
10.1
Private equity investee companies
0.3 1.8 1.5 0.3 0.4 0.4 0.4
0.2
Information processing and communications
80.0 81.4 89.6
20.6 21.0 27.4 23.2 27.4
Segment total 79.9 80.9 89.1 20.5 20.8 27.3 23.0
27.3
Private equity investee companies
0.1 0.5 0.5
0.1 0.2 0.1 0.2 0.1
Occupancy and related depreciation
54.2 53.5 55.0 14.0 13.4 15.2 14.4 13.7
Segment total 53.7 50.8 50.8
12.8 12.4 14.3 13.4 12.9
Private equity investee companies 0.5 2.7 4.3
1.1 1.0 0.9 1.0 0.9
Business development expenses
23.1 28.2 32.8 8.2 7.6 10.2 7.8
9.8
Segment total 22.8 26.2 30.6
7.7 7.0 9.6 7.2 9.2
Private equity investee companies 0.3 2.0 2.2
0.5 0.6 0.6 0.6 0.6
Other
73.3 87.6 115.4 21.9 30.5 38.0 22.7
25.7
Segment total 72.4 76.6 94.7
18.7 21.8 32.8 22.4 23.3
Private equity investee companies
0.9 11.0 20.8 3.2 8.7 5.3 0.3 2.4
Private equity entities cost of goods sold
11.9 44.7 48.8 13.0 13.7 7.1 11.4
11.8
Total non-interest expenses
520.4 594.4 700.0
160.3 182.5 198.7 172.5 177.9
Segment total 504.0 521.4 607.8 138.3 154.5 180.9 155.3
158.0
Private equity investee companies
16.4 73.0 92.2
22.1 28.0 17.8 17.2 19.9
FY2007.3
FY2004.3 FY2005.3 FY2006.3
FY2006.3
Full Year
Quarter

*   Nomura Securities
Domestic Retail Related Data (1)
(billions of yen)
Quarter Full Year
1Q 2Q 3Q 4Q 1Q 2Q
Retail stock brokerage commissions (billions of yen)
48.2 92.1 103.0 153.6 20.8 34.6 53.9 44.2 28.0 18.8
Commissions for investment trusts distribution* (billions of yen) 34.9 46.9 49.9 95.9 19.5 20.9 26.8 28.6 28.0 23.9
Bond investment trusts commission 16.9 11.1 6.4 3.5 1.1 0.8 0.7 0.8 0.6 0.7
Stock investment trusts commission 11.6 21.5 31.6 74.2 14.8 16.9 19.1 23.4 23.2 22.1
Foreign investment trusts commission 6.4 14.2 11.9 18.2 3.7 3.2 7.0 4.4 4.2 1.1
Domestic distribution volume of investment trusts (trillions of yen)
11.9 13.7 14.2 20.5 3.9 4.7 6.3 5.7 5.0 4.7
Bond investment trusts
8.6 10.1 10.4 14.3 2.6 3.4 4.4 3.9 3.3 3.0
Stock investment trusts
1.3 1.6 2.3 4.5 0.9 1.0 1.2 1.4 1.3 1.4
Foreign investment trusts 2.1 2.1 1.4 1.7 0.4 0.3 0.6 0.4 0.3 0.2
Other (billions of yen)
Outstanding value of annuity insurance policies (end of the period) 166.6 261.6 446.4 683.3 504.3 562.7 632.8 683.3 791.0 861.1
Sales of JGBs for individual investors (transaction base) 101.3 1,271.6 1,290.6 747.8 206.4 179.6 186.4 175.4 189.0 187.3
Retail foreign currency bond sales
2,284.7 1,990.0 1,154.4 1,119.2 304.8 340.7 268.6 205.1 166.4 195.9
FY2007.3 FY2006.3
FY2004.3 FY2005.3 FY2003.3 FY2006.3

Domestic Retail Related Data (2)
Domestic Client Assets*
*Domestic Client Assets = Total of client assets in custody in Domestic Retail (including regional financial institutions) and
Financial Management Division.
**Includes CBs and warrants
***Includes variable annuity insurance
Domestic Client Assets*
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006
Equities 17.1 28.9 33.5 49.3 45.6 45.7
Foreign currency bonds
3.7 4.0 4.0 3.6 3.5 3.5
Domestic bonds** 8.5 10.0 11.8 13.1 13.4 13.6
Stock investment trusts 2.2 3.0 3.3 5.3 5.3 5.8
Bond investment trusts 6.5 5.5 4.9 4.5 4.3 4.3
Overseas mutual funds 1.1 1.6 1.9 2.3 2.2 2.2
Other*** 1.6 1.7 1.9 2.3 2.5 2.4
Total 40.6 54.8 61.2 80.5 76.7 77.7
40.6
54.8
61.2
80.5
76.7
77.7
0
20
40
60
80
100
Other***
Overseas mutual funds
Bond investment trusts
Stock investment trusts
Domestic bonds**
Foreign currency bonds
Equities
(trillions of yen)

1Q 2Q
FY2004.3 FY2005.3
FY2007.3
FY2006.3 FY2003.3
1,788
3,391
6,749
4,581
0
2,000
4,000
6,000
8,000
2,042
1,009
Domestic Retail Related Data (3)
Domestic Client Assets* Net Asset Inflow
*Domestic Client Assets excluding portion from regional financial institutions
Note: Net Asset Inflow = Asset Inflow – Asset Outflow
(billions of yen)
Domestic Client Assets Net Asset Inflow *
Full Year Quarter

Domestic Retail Related Data (4)
Number of Accounts*
*Total of Domestic Retail and Financial Management Division
**IT share is total of cash stock transaction and kabushiki-mini-toshi (odd lot stock investment)
(thousands of accounts)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006
Accounts with balance
3,418 3,460 3,678 3,780 3,815 3,859
Equity holding accounts
1,311 1,379 1,680 1,745 1,767 1,806
Nomura Home Trade (online trading accounts)
1,141 1,367 1,716 1,969 2,029 2,094
1Q 2Q
(thousands of accounts)
237 297 425 343 86 94
IT share**
No. of orders
41% 49% 52% 55% 54% 56%
Transaction value
14% 22% 24% 27% 28% 26%
New accounts (individual)
FY2006.3
FY2007.3
FY2003.3 FY2004.3 FY2005.3

Global Merchant Banking Related Data
Business Exposure
Notes: Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP) and Nomura Research & Advisory (NR&A).
Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG) and Nomura Phase4 Ventures (NPV).
(billions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006
Japan
20.1 68.9 108.4 59.9 62.7 174.7
Europe (excluding Terra Firma)
15.9 15.6 23.7 38.8 35.6 33.8
Sub Total
35.9 84.5 132.1 98.7 98.4 208.5
Terra Firma
265.7 291.2 325.5 340.4 271.4 294.9
Total
301.6 375.7 457.6 439.1 369.7 503.3
35.9
84.5
132.1
98.7 98.4
208.5
301.6
375.7
457.6
439.1
369.7
503.3
0
100
200
300
400
500
600
Terra Firma
Europe (excluding Terra Firma)
Japan

Notes: 1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset
Management, Nomura Funds Research and Technologies, MAINTRUST (Germany), and Nomura Funds
Research and Technologies America. Adjusted for asset overlap amongst group companies.
Data till June 30, 2006, include Nomura BlackRock Asset Management.
2. Nomura Funds Research and Technologies America data as of end of August.
Asset Management Related Data (1)
Assets Under Management
(trillions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006
23.0
23.1
17.9
17.6
15.9
23.0
0
5
10
15
20
25
30
Total Assets Under Management

Asset Management Related Data (2)
Assets Under Management
(trillions of yen)
Public stock investment trusts Public bond investment trusts
Privately placed investment trusts Domestic investment advisory
Overseas investment advisory
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006
22.0
20.8
21.0
16.0
15.7
14.2
0
5
10
15
20
25
(trillions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006
10.7 11.3 10.8 14.0 14.1 14.9
Public stock investment trusts
3.2 4.5 4.4 6.9 7.3 7.7
Public bond investment trusts
7.3 6.3 5.6 5.6 5.3 5.3
Privately placed investment trusts
0.2 0.4 0.8 1.5 1.5 1.9
3.6 4.4 5.1 7.0 6.7 7.1
Domestic investment advisory
2.9 3.0 3.2 4.0 3.8 3.9
Overseas investment advisory
0.7 1.4 2.0 3.0 3.0 3.2
14.2 15.7 16.0 21.0 20.8 22.0
1Q 2Q
0.8 0.1 -0.1 1.0 0.9 0.2
Exclude ETF
0.2 -0.1 0.2 1.4 0.4 0.7
-3.1 -1.0 -0.7 -0.0 -0.3 0.0
0.1 0.1 0.3 0.5 0.1 0.3
-2.2 -0.7 -0.5 1.5 0.7 0.5
FY2007.3
Privately placed investment trusts
Net Asset Inflows
Public bond investment trusts
FY2006.3 FY2005.3 FY2003.3
<Assets Under Management>
<Investment trust Net Asset Inflows>
Public stock investment trusts
Investment advisory
Total
FY2004.3
Investment trusts
Nomura Asset Management Assets Under Management

Asset Management Related Data (3)
Investment Trusts
(trillions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006
Stock investment trusts
3.2 4.5 4.4 6.9 7.3 7.7
Bond investment trusts
7.3 6.3 5.6 5.6 5.3 5.3
Public stock investment trusts, Nomura's share (%)
19% 19% 15% 15% 16% 16%
Public bond investment trusts, Nomura's share (%)
40% 40% 42% 42% 42% 42%
Stock investment trusts
16.3 23.3 28.9 45.0 46.1 49.8
Bond investment trusts
18.1 15.8 13.5 13.5 12.7 12.5
Source: Investment Trusts Association, Japan
Market Total
Nomura Asset
Management
(billions of yen)
Mar. 31, 2005 Mar. 31, 2006 Jun. 30, 2006 Sep. 30, 2006
Banks
339 801 891 1,317
Japan Post
0 90 167 247
My Story Profit Distribution-type Fund (6 Times/Year) B
0 454 651 922
Nomura Multi-currency Japan Stock Fund
0 384 417 464
Global REIT Open
18 307 377 450
Nomura Japan Stock Strategic Fund (Big Project - N)
353 441 392 383
Nomura Global REIT Fund
0 225 241 293
Nomura Fund Masters Global Bond B
165 317 294 281
Nomura US High Yield Bond Income
345 319 272 258
Nomura Japan Open
110 224 234 232
Nomura All-In-One Fund
0 0 0 213
Japan Attractive Dividend Stock Fund
0 296 217 207
Domestic Public
Investment Trust
Market and
Nomura Asset
Management
Market Share
AUM of Products
Supplied to Banks
and Japan Post
AUM in Key
Funds

Second Quarter Achievements
Large International Bond Underwritings
Cassa Depositi e Prestiti: 2.0 billion euros (joint lead manager)
Loan-related Business: 130 billion yen
Equity Derivatives: Completed 20 fund derivative contracts (total amount: 175 million euros)
Nomura Capital Investment: Loan commitment to tender offer by Oji Paper for Hokuetsu Paper Mills
Arranged finance for Yagi Corporation MBO
Major Deals
IPO Nomura Real Estate Holdings: 164.5 billion yen; MID REIT: 91.8 billion yen; Nippon Accommodations
Fund: 43.7 billion yen
PO Elpida Memory: 139.9 billion yen; Matsushita Electric Industrial: 96.9 billion yen; Sanei-International:
10.3 billion yen
CB CSK Holdings: 35 billion yen
MPO/HPO Bank of the Ryukyus: 17 billion yen; total of 7 deals for 36 billion yen (based on date of resolution)
M&A Marubeni purchase of Daiei shares from the Industrial Revitalization Corporation of Japan: 69.8 billion yen
Sale of Mitsuboshi Belting Kaseihin to International Automotive Components Group by Mitsuboshi
Belting: Undisclosed amount
Sale of Sankyo Agro to Mitsui Chemicals and Sankyo Lifetech’s FDI business to Mitsubishi-Kagaku
Foods: Undisclosed amount
Sales of New Investment Trusts
Nomura All-In-One Fund (launched July 27, 2006) 213.1 billion yen (as of September 30, 2006)
Nomura Pictet Premium Brand Fund (launched Aug. 28,2006) 77.9 billion yen (as of September 30, 2006)
Kanto-Koshin Index Fund (launched Sep. 22, 2006) 38.0 billion yen (as of September 30, 2006)
Nomura Mid-Small Cap Discover Fund (launched Sep. 25, 2006) 52.4 billion yen (closed-end)
May June July August September
Number of Accounts
21,400 40,156 47,408 54,927 61,554
Number of Margin Trading Account
0 1,224 1,718 2,240 3,182
Monthly Transaction Value (millions of yen)
1,377 54,919 109,415 176,027 177,096
Monthly Margin Transaction Value
0 19,472 59,308 93,176 100,698
2006
Domestic
Retail
Global
Markets
Global
Investment
Banking
Joinvest
Securities

League Tables
Source: Thomson Financial
Proceeds
(USD m)
Mkt. Share
No. of
Issues
Rank Value
(USD m)
Mkt. Share
No. of
Deals
1 Nomura 13,153.0 28.0% 80 1 Nikko Citigroup 25,538.6 26.0% 22
2 Daiwa Securities SMBC 8,409.9 17.9% 72 2 UBS 24,241.9 24.7% 24
3 Nikko Citigroup 7,596.3 16.2% 42 3 Goldman Sachs 24,078.9 24.5% 14
4 Goldman Sachs 6,071.5 12.9% 10 4 Mizuho Financial Group 22,881.7 23.3% 93
5 Mizuho Financial Group 3,783.6 8.0% 36 5 Deutsche Bank 19,099.0 19.4% 7
6 Merrill Lynch 2,212.0 4.7% 10 6 Daiwa Securities SMBC 18,487.3 18.8% 95
7 UBS 2,043.8 4.3% 8 7 Nomura 17,780.6 18.1% 104
8 Morgan Stanley 1,275.0 2.7% 5 8 KPMG Corporate Finance 8,120.1 8.3% 23
9 Shinko Securities 649.3 1.4% 30 9 Mitsubishi UFJ Financial Group 7,020.6 7.1% 83
10
Mitsubishi UFJ Financial Group
636.8 1.4% 25 10 Morgan Stanley 5,945.9 6.0% 18
Proceeds
(JPY m)
Mkt. Share
No. of
Issues
Proceeds
(JPY m)
Mkt. Share
No. of
Issues
1 Nikko Citigroup 430,616.5 20.5% 36 1 Mizuho Securities 896,415.5 28.1% 45
2 Daiwa Securities SMBC 253,109.3 12.1% 13 2 Daiwa Securities SMBC 675,386.5 21.2% 38
3 Nomura 246,072.2 11.7% 15 3 Mitsubishi UFJ Securities 594,763.7 18.7% 35
4 Merrill Lynch 223,935.2 10.7% 6 4 Nomura 433,279.0 13.6% 28
5 Mizuho Financial Group 220,613.5 10.5% 10 5 Nikko Citigroup 307,457.0 9.7% 19
6 Mitsubishi UFJ Financial Group 174,861.0 8.3% 7 6 Goldman Sachs 149,957.5 4.7% 3
7 UBS 135,281.6 6.4% 11 7 Morgan Stanley 23,331.0 0.7% 1
8 Morgan Stanley 112,130.3 5.3% 7 8 Shinko Securities 22,000.0 0.7% 2
9 Barclays Capital 64,000.0 3.1% 11 9 Lehman Brothers 20,000.0 0.6% 1
10 Deutsche Bank 52,068.5 2.5% 4 9 BNP Paribas 20,000.0 0.6% 1
Global & Euro Yen Bonds Domestic Straight Bonds (excluding self-funding)
R
a
n
k
Bookrunner
Jan. 1, 2006 - Sep. 30, 2006
R
a
n
k
Bookrunner
Apr. 1, 2006 - Sep. 30, 2006
Global Equity & Equity-related (Japan) Any Japanese Involvement Financial Advisors
Announced deals, value base
R
a
n
k
Bookrunner
Jan. 1, 2006 - Sep. 30, 2006
R
a
n
k
Advisor
Jan. 1, 2006 - Sep. 30, 2006

Market Share Data
Notes: 2Q Individual Equity Agency Transactions Share is
preliminary figure as of Oct. 25.
(Trillions of yen)
1Q 2Q 3Q 4Q 1Q 2Q
Individual Equity Agency Transactions Share
Market
52.0 105.9 144.7 308.3
38.8 64.3 104.3 100.9 74.2 58.7
Nomura's share
16% 10% 8% 7%
7% 7% 7% 6% 5% 4%
Off-floor/Off-exchange Equity Trading Share
Off-floor market 33.2 31.9 33.2 48.6
8.8 11.4 14.5 14.0 13.9 9.5
Off-exchange
14.1 19.3 21.1 30.5
4.9 6.6 9.3 9.7 9.6 9.8
Nomura's share
20% 16% 17% 21%
18% 19% 23% 22% 22% 18%
JGB Auction Share
Market
68.1 74.4 80.1 80.7
19.8 22.2 20.2 18.6 21.1 21.2
Nomura's share
15% 16% 18% 11%
11% 10% 9% 15% 12% 9%
Bond Secondary Trading Share
Market
1,129 1,235 1,361 1,296
365 326 292 312 355 329
Nomura's share 14% 16% 15% 13%
13% 13% 11% 13% 12% 10%
FY2007.3
1Q - 2Q
(accumulated
Global Equity and Equity-related Japan
Nomura's share 30% 30% 25%
26%
28%
Japanese IPO
Nomura's share
11% 27% 32%
20%
33%
Japanese PO
Nomura's share 50% 33% 25%
27%
33%
Convertible Bonds
Nomura's share
13% 28% 19% 34%
9%
Global and Euro Yen Bonds
Nomura's share
21% 31% 23%
23%
10%
Straight Bonds, Lead Manager (excl. self-funding)
Nomura's share
26% 19% 17%
18%
10%
Source: Thomson Financial (Value base)
FY2006.3 FY2003.3 FY2004.3 FY2005.3
FY2007.3
FY2003.3 FY2004.3
FY2006.3
FY2006.3 FY2005.3
Secondary Market
Share Data
Primary Market
Share Data
Full Year
Quarter

Value at Risk (Consolidated)
Definition
99% confidence level
1-day time horizon for outstanding portfolio
Inter-product price fluctuations considered
From April 3, 2006 to September 29, 2006 (billions of yen)
Maximum: 9.4
Minimum: 5.8
Average: 7.3
(billions of yen)
Equity
1.5 3.3 3.0 3.9 6.0 5.4 6.0
Interest Rate
2.3 2.0 2.8 3.1 3.3 4.1 3.5
Foreign Exchange 0.2 0.5 0.7 1.0 1.4 1.5 1.3
Sub-total
4.0 5.8 6.5 8.0 10.7 11.0 10.9
Diversification Benefit -0.9 -1.9 -2.4 -2.7 -3.7 -3.8 -3.5
VaR 3.1 3.9 4.1 5.3 7.0 7.1 7.3
End of quarter Sep. 2005 Mar. 2003 Mar. 2004 Mar. 2005 Sep. 2006 Jun. 2006 Mar. 2006

Number of Employees
*Excludes employees of private equity investee companies
Mar. 2003 Mar. 2004 Mar. 2005 Mar. 2006 Sep. 2006
+/- From
Mar. 2006
Japan (excluding FA, SA)*
9,258 9,148 9,190 9,354 9,927 +573
Japan (FA, SA) 1,986 1,915 1,875 1,948 2,132 +184
Europe
1,389 1,403 1,535 1,515 1,592 +77
Americas
797 866 1,026 1,073 1,021 -52
Asia/Oceania 616 655 718 778 796 +18
Total
14,046 13,987 14,344 14,668 15,468 +800

39 Nomura Holdings, Inc. www.nomura.com